UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INLAND REAL ESTATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457461 20 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 63,082

	6.	Shared Voting Power 6,371,495

	7.	Sole Dispositive Power 63,082

	8.	Shared Dispositive Power 6,371,495

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,434,577

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%*

12.	Type of Reporting Person (See Instructions) IN

* Based on approximately 67,000,000 shares outstanding as of January 21, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Group, Inc. (FEIN: 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,091

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,091

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,091

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.01%*

12.	Type of Reporting Person (See Instructions) CO

* Based on approximately 67,000,000 shares outstanding as of January 21, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Mortgage Investment Corporation (FEIN: 36-3708374)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 127,273

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 127,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%*

12.	Type of Reporting Person (See Instructions) CO

* Based on approximately 67,000,000 shares outstanding as of January 21, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Real Estate Investment Corporation (FEIN: 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,065,454

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,065,454

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%*

12.	Type of Reporting Person (See Instructions) CO

* Based on approximately 67,000,000 shares outstanding as of January 21, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Partnership Ownership Corporation (FEIN: 36-4043779)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 109,677

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 109,677

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,677

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%*

12.	Type of Reporting Person (See Instructions) CO

* Based on approximately 67,000,000 shares outstanding as of January 21, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Advisory Services, Inc. (FEIN: 36-4026628)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 60,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 60,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%*

12.	Type of Reporting Person (See Instructions) CO

*Based on approximately 67,000,000 shares outstanding as of January 21, 2005.

Item 1.
(a)	Name of Issuer Inland Real Estate Corporation
(b)	Address of Issuer’s Principal Executive Offices 2901 Butterfield Road Oak Brook, Illinois 60523

Item 2.
(a)	Name of Person Filing See Item 2(c) below.
(b)	Address of Principal Business Office or, if none, Residence See Item 2(c) below.
(c)

Citizenship
Daniel L. Goodwin
2901 Butterfield Road
Oak Brook, Illinois  60523
U.S. citizen

The Inland Group, Inc.
2901 Butterfield Road
Oak Brook, Illinois  60523
Delaware corporation

Inland Mortgage Investment Corporation
2901 Butterfield Road
Oak Brook, Illinois  60523
Illinois corporation

Inland Real Estate Investment Corporation
2901 Butterfield Road
Oak Brook, Illinois  60523
Delaware corporation

Partnership Ownership Corporation
2901 Butterfield Road
Oak Brook, Illinois  60523
Delaware corporation

Inland Advisory Services, Inc.
2901 Butterfield Road
Oak Brook, Illinois  60523
Illinois corporation

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 457461 20 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Daniel L. Goodwin	6,434,577.00	*
The Inland Group, Inc.	9,091.00
Inland Mortgage Investment Corporation	127,273.00
Inland Real Estate Investment Corporation	6,065,454.00
Partnership Ownership Corporation	109,677.00
Inland Advisory Services, Inc.	60,000.00

*Includes 63,082 shares of common stock owned by Mr. Goodwin and/or his spouse and 9,091 shares, 127,273 shares, 6,065,454 shares, 109,677 shares and 60,000 shares of common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation and Inland Advisory Services, Inc., respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(b)	Percent of class:

Daniel L. Goodwin	9.6	%*
The Inland Group, Inc.	0.01	%*
Inland Mortgage Investment Corporation	0.2	%*
Inland Real Estate Investment Corporation	9.1	%*
Partnership Ownership Corporation	0.2	%*
Inland Advisory Services, Inc.	0.1	%*

*In each case, the percentage of class is based on approximately 67,000,000 shares outstanding as of January 21, 2005.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Daniel L. Goodwin	63,082.00

(ii)	Shared power to vote or to direct the vote

Daniel L. Goodwin	6,434,577.00*
The Inland Group, Inc.	9,091.00
Inland Mortgage Investment Corporation	127,273.00
Inland Real Estate Investment Corporation	6,065,454.00
Partnership Ownership Corporation	109,677.00
Inland Advisory Services, Inc.	60,000.00

*Includes 63,082 shares of common stock owned by Mr. Goodwin and/or his spouse and 9,091 shares, 127,273 shares, 6,065,454 shares, 109,677 shares and 60,000 shares of common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation and Inland Advisory Services, Inc., respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

(iii)	Sole power to dispose or to direct the disposition of

Daniel L. Goodwin	63,082.00

(iv)	Shared power to dispose or to direct the disposition of

Daniel L. Goodwin	6,434,577.00	*
The Inland Group, Inc.	9,091.00
Inland Mortgage Investment Corporation	127,273.00
Inland Real Estate Investment Corporation	6,065,454.00
Partnership Ownership Corporation	109,677.00
Inland Advisory Services, Inc.	60,000.00

*Includes 63,082 shares of common stock owned by Mr. Goodwin and/or his spouse and 9,091 shares, 127,273 shares, 6,065,454 shares, 109,677 shares and 60,000 shares of common stock owned by The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation and Inland Advisory Services, Inc., respectively.  The latter four entities are direct or indirect wholly-owned subsidiaries of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The 60,000 shares of common stock owned by Inland Advisory Services, Inc. were acquired pursuant to advisory arrangements between Inland Advisory Services, Inc. and three of its clients.  Although Inland Advisory Services, Inc. has trading discretion with respect to each of these client accounts, the clients have the ultimate right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the underlying shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 2.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL L. GOODWIN		THE INLAND GROUP, INC.

By:	/s/ Daniel L. Goodwin	By:	/s/ Alan Kremin
Name:	Daniel L. Goodwin	Name:	Alan Kremin
Title:	Self	Title:	Treasurer
Date:	February 10, 2005	Date:	February 10, 2005

INLAND MORTGAGE INVESTMENT CORPORATION		INLAND REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Raymond Petersen	By:	/s/ Brenda G. Gujral
Name:	Raymond Petersen	Name:	Brenda G. Gujral
Title:	President	Title:	President
Date:	February 10, 2005	Date:	February 10, 2005

PARTNERSHIP OWNERSHIP CORPORATION		INLAND ADVISORY SERVICES, INC.

By:	/s/ Ulana Horalewskyj	By:	/s/ Roberta S. Matlin
Name:	Ulana Horalewskyj	Name:	Roberta S. Matlin
Title:	President	Title:	President
Date:	February 10, 2005	Date:	February 10, 2005

Exhibit 1

Each of Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation and Inland Advisory Services, Inc. is a direct or indirect wholly-owned subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Exhibit 2

Each of Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation and Inland Advisory Services, Inc. is a direct or indirect wholly-owned subsidiary of The Inland Group, Inc., and all are members of a group for purposes of filing this Schedule 13G/A.  Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.